Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-130074
Pricing Supplement to the Prospectus dated December 1, 2005 and the
Prospectus Supplement dated December 1, 2005 — No. 551
$1,200,000,000
The Goldman Sachs Group, Inc.
Floating Rate Notes due 2007
Medium-Term Notes, Series B

The notes being purchased have the following terms:
Issuer: The Goldman Sachs Group, Inc.
Principal amount: $1,200,000,000
Stated maturity: December 28, 2007
Specified currency: U.S. dollars
     • principal: U.S. dollars
     • interest: U.S. dollars
     • exchange rate agent: not applicable
Trade date: December 21, 2005
Original issue date: December 28, 2005
Original issue price: 100%
Net proceeds to The Goldman Sachs Group, Inc.: 99.85%
CUSIP no.: 38141EKL2
Original issue discount notes: no
     • total amount of OID:
     • yield to maturity:
     • initial accrual period OID:
Form of notes:
     • master global form only: yes
     • non-global form available: no
Redemption and repayment: not applicable
     • redemption commencement date:
     • repayment date(s):
     • redemption or repayment price(s):
If interest rate is fixed: not applicable
     • annual rate:
     • interest payment date:
     • regular record date:
If interest rate is floating: yes
     • base rate:
       • commercial paper rate:
       • prime rate:
       • LIBOR:
          – Moneyline Telerate LIBOR page:
          – Reuters screen LIBOR page:
          – index currency:
       • EURIBOR:
       • treasury rate:
       • CMT rate:
          – Moneyline Telerate page 7051:
          – Moneyline Telerate page 7052
            (weekly/monthly):
          – CMT index maturity (if not two years):
       • CD rate:
       • federal funds rate:
       • 11th district rate:
       • USD-federal funds-open rate: yes
          – Moneyline Telerate page: 5;
            see “Other Terms” on page S-2
     • index maturity: not applicable
     • spread: +16 basis points
     • spread multiplier: none
     • initial base rate: the USD-federal funds-open rate effective on the original issue date
     • maximum rate: none
     • minimum rate: none
     • denominations: $1,000 and integral multiples of $1,000 thereafter
     • interest reset dates: daily
     • interest determination date: the same day as the interest reset date
     • interest payment dates: March 28, June 28, September 28 and
               December 28 of each year, commencing on March 28, 2006
               (in each case, subject to the modified following business day convention; see “Other Terms” on page S-2)
     • calculation agent: The Bank of New York
Defeasance applies as follows: not applicable
     • full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor:
     • covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor:

     The information above, if any, about the original issue date, trade date, original issue price, net proceeds and original issue discount relates only to the initial sale of the notes. If the notes are sold in a market-making transaction after their initial sale, information about the price paid and the date of the sale will be provided in a separate confirmation of sale. Please refer to the accompanying prospectus dated December 1, 2005 and the accompanying prospectus supplement dated December 1, 2005 for additional information about the notes being purchased.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Goldman, Sachs & Co.

Daiwa Securities SMBC Europe	Utendahl Capital Partners, L.P.

Pricing Supplement dated December 21, 2005.

OTHER TERMS
USD-Federal Funds-Open Rate
      The notes will bear interest at a base rate equal to USD-federal funds-open rate and adjusted by the spread specified on the cover page of this pricing supplement.
      The USD-federal funds-open rate will be the rate for U.S. dollar federal funds on the relevant interest determination date under the heading “Federal Funds” and opposite the caption “Open”, as that rate is displayed on Moneyline Telerate page 5. If the USD-federal funds-open rate cannot be determined in this manner, the following procedures will apply.

•	If the rate described above is not displayed on Moneyline Telerate page 5 at 5:00 P.M., New York City time, on the relevant interest determination date, unless the calculation is made earlier and the rate is available from that source at that time, then the USD-federal funds-open rate, for the relevant interest determination date, will be the rate for that day displayed on FEDSPREB Index on Bloomberg (which is the Fed Funds Opening Rate as reported by Prebon Yamane on Bloomberg).

•	If the rate described above is not displayed on Moneyline Telerate page 5 and does not appear on FEDSPREB Index on Bloomberg at 5:00 P.M., New York City time, on the relevant interest determination date, unless the calculation is made earlier and the rate is available from that source at that time, the USD-federal funds-open rate will be the arithmetic mean of the rates for the last transaction in overnight, U.S. dollar federal funds, arranged before 9:00 A.M., New York City time, on the relevant interest determination date, quoted by three leading brokers of U.S. dollar federal funds transactions in New York City selected by the calculation agent.

•	If fewer than three brokers selected by the calculation agent are quoting as described above, the USD-federal funds-open rate in effect for the new interest period will be the USD-federal funds-open rate in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.
Modified Following Business Day
      If an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day. However, if that business day is in the next succeeding calendar month, the interest payment date will instead be the immediately preceding business day. An interest payment date that falls on the maturity date will not be changed.

SUPPLEMENTAL PLAN OF DISTRIBUTION
      The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal Amount
Underwriters	of Notes

Goldman, Sachs & Co.	$1,176,000,000
Daiwa Securities SMBC Europe Limited	12,000,000
Utendahl Capital Partners, L.P.	12,000,000

Total	$1,200,000,000

      Notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this pricing supplement. The underwriters intend to purchase the offered notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 0.150% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to 0.100% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the original issue price of up to 0.050% of the principal amount of the notes. If all of the offered notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms.
      Please note that the information about the original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the offered notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.
      Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through National Association of Securities Dealers (the “NASD”) member broker-dealers registered with the U.S. Securities and Exchange Commission.
      Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except of permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.
      The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $ 250,000.
      In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus and “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
      The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Pricing Supplement

Page

Other Terms	S-2
Supplemental Plan of Distribution	S-3

Prospectus Supplement dated December 1, 2005

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-20
Validity of the Notes	S-22

Prospectus dated December 1, 2005

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	69
Description of Capital Stock of The Goldman Sachs Group, Inc.	93
Legal Ownership and Book-Entry Issuance	98
Considerations Relating to Securities Issued in Bearer Form	104
Considerations Relating to Indexed Securities	109
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	112
Considerations Relating to Capital Securities	115
United States Taxation	118
Plan of Distribution	142
Employee Retirement Income Security Act	145
Validity of the Securities	145
Experts	145
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	146

$1,200,000,000
The Goldman Sachs
Group, Inc.
Floating Rate Notes due 2007
Medium-Term Notes, Series B

Goldman, Sachs & Co.
Daiwa Securities SMBC Europe
Utendahl Capital Partners, L.P.